Exhibit 99.3

Entera Bio Ltd. Phillip Schwartz, CEO Tel: +972-2- 532-7151 phillip@enterabio.com	INTERNATIONAL INVESTOR RELATIONS Bob Yedid LifeSci Advisors, LLC 646-597-6989 bob@lifesciadvisors.com

Entera Bio Reports Second Quarter 2018 Financial Results
and Operating Update

•	Closed Initial Public Offering on July 2, 2018
•	Completed Part 1 of a Phase 2 PK/PD Study in Hypoparathyroidism Patients
•	Mr. Gerald Lieberman was Appointed as Chairman of the Board of Directors

JERUSALEM (August 20, 2018) – Entera Bio Ltd. (NASDAQ: ENTX and ENTXW) today announced its second quarter 2018 financial results and provided an operating update.

“We are happy to have successfully completed our IPO in July 2018.  We intend to invest the additional capital and resources to advance our clinical programs for oral formulations of PTH for hypoparathyroidism and osteoporosis,” stated Dr. Phillip Schwartz, CEO.  “Now that treatment of subjects for Part 1 of our PK/PD Study is complete, we plan to analyze these data and thereafter anticipate discussing with the FDA to finalize the design and parameters of our development program, including the pivotal study in hypoparathyroidism.”

“This PK/PD study is designed to confirm Entera’s ability to orally deliver a protein therapeutic, PTH 1-34, and to maintain its appropriate biological effect in patients with hypoparathyroidism.  Increases in serum calcium as well as decreases in serum phosphate are usually the result of the biological activity of PTH. The ability to orally deliver biologic molecules, has been exceptionally difficult to achieve for many companies,” continued Dr. Schwartz.

Recent Highlights

The Company completed the treatment of patients in the first part of the PK/PD study in hypoparathyroidism patients with its oral parathyroid hormone (PTH) drug, EB612. In part 1 of the Phase 2 study, ten patients completed two treatment visits, including three overnight stays each during which patients received various dose regimens of EB612 with or without a 100 microgram injection of Natpara administered on a separate visit. Throughout the treatment visits, patients were continuously monitored and various tests were performed, including blood and urine sampling.

The second and final part of the study will evaluate selected dose regimens chosen based on the results of the trial’s first part. The results from this Phase 2 PK/PD trial will provide input for the design of our anticipated pivotal clinical trial.

In the fourth quarter of 2018, the Company expects to meet with the FDA to discuss the development of oral PTH/ EB613 for the treatment of osteoporosis and seek guidance regarding clinical endpoints necessary for the approval of EB613 for the treatment of osteoporosis. Based on recently reported guidance by the FDA, the Company believes that pivotal studies with a primary endpoint of bone mineral density may be sufficient for the approval of EB613. The Company expects the FDA to give guidance on our proposed clinical endpoints and the duration of therapy necessary for approval of EB613 for the treatment of osteoporosis in the pre-IND meeting.

Effective as of August 6, 2018, Mr. Gerald Lieberman was appointed to the role of chairman of the board of directors. He joined the Entera board in 2014. Mr. Lieberman brings a depth of operational, finance and public company experience to the chairman role, including executive roles at both AllianceBernstein as chief operating officer, and Fidelity Investments and chief financial officer.  He also currently serves on the board of Teva Pharmaceutical Industries Ltd. From 2011 to 2014, he served on the board of directors of Forest Laboratories Inc., which was acquired by Actavis plc in 2014.

Six months ended June 30, 2018 Financial Results

Research and development expenses for the six months ended June 30, 2018 were $4.7 million, compared to $1.3 million for the six months ended June 30, 2017, an increase of $3.4 million, or 263.9%. The increase in research and development expenses was primarily due to an increase of $1.3 million in salaries and related employee expenses, of which $0.8 million resulted from an increase in share-based compensation expenses. An increase of $1.5 million for materials, clinical manufacturing and production's capabilities, an increase in subcontractors and CROs of $0.3 million of which $0.5 million were expenses for Part 1 of a Phase 2 PK/PD Study in Hypoparathyroidism offset by $0.2 million decrease in other subcontractors and CROs expenses. In addition there was an increase of $0.3 million in other research and development expenses mainly for consulting with regard to regulations.

General and administrative expenses for the six months ended June 30, 2018 were $0.9 million, compared to $2.9 million for the six months ended June 30, 2017, a decrease of $2.0 million, or 70.5%. The decrease in general and administrative expenses was primarily due to a decrease of $2.5 million in share-based compensation expenses, of which a decrease of $1.3 million due to a reversal of compensation recorded on previous period as a result of termination of services by Mr. Luke Beshar our previous Chairman of the board. This decrease was offset by an increase of $0.2 million for director's and officer's insurance and $0.2 million of legal, accounting and consulting services for our previous financing efforts.

Financial income, net for the six months ended June 30, 2018 was $2.9 million, compared to a financial income, net of $0.4 million for the six months ended June 30, 2017. Financial income, net for the six months ended June 30, 2018 resulted mainly from the change in the fair value of convertible loans, preferred shares and warrants to purchase preferred shares and shares that were recorded as a financial liability at fair value through profit or loss. During the six months ended June 30, 2018 and 2017, we recorded a gain of $2.9 million and $0.5 million, respectively, on the fair value of financial liabilities.

Comprehensive loss for the six months ended June 30, 2018 was approximately $2.6 million, compared with approximately $3.8 million in the same period in 2017 a decrease of approximately $1.2 million, or 31.15%.

Basic and diluted loss per share for the six months ended June 30, 2018 was $75.0 6 and $91.14, respectively, compared with basic and diluted loss per share of $109.02  and $123.86, respectively, for the six months ended June 30, 2017. Since the closing of the IPO was on July 2, 2018, the Basic and Diluted loss per share for six months ended on June 30, 2018 are based on amount of shares pre-IPO split at a ratio of 1:130 of the Company’s ordinary shares.

Three months ended June 30, 2018 financial results
Research and development expenses for the three months ended June 30, 2018 were $1.8 million, compared to $0.6 million for the three months ended June 30, 2017, an increase of $1.2 million, or 193.7%. The increase in research and development expenses was primarily due to an increase of $0.5 million in salaries and related employee expenses, of which $0.3 million resulted from an increase in share-based compensation expenses, an increase of approximately $0.4 million for the Part 1 of a Phase 2 PK/PD Study in hypoparathyroidism and increase of $0.3 million in other research and development expenses mainly for consulting with regard to regulations.

General and administrative income for the three months ended June 30, 2018 were $0.4 million, compared to general and administrative expenses of $2.4 million for the three months ended June 30, 2017, a decrease in expenses of $2.8 million, or 117.1%. The decrease in general and administrative expenses was primarily due to a decrease of $2.9 million in share-based compensation expenses, of which a decrease of $1.3 million due to a reversal of compensation recorded on previous period as a result of termination of services by Mr. Luke Beshar, our previous Chairman of the board. This decrease was offset slightly by an increase of $0.1 million for director's and officer's insurance expenses.

Financial income net for the three months ended June 30, 2018 was $2.9 million, compared to a financial income, net of $0.7 million for the three months ended June 30, 2017. Financial income, net for the three months ended June 30, 2018 resulted mainly from the change in the fair value of convertible loans, preferred shares and warrants to purchase preferred shares and shares that were recorded as a financial liability at fair value through profit or loss. During the three months ended June 30, 2018 and 2017, we recorded a gain of $2.9 million and $0.7 million, respectively, on the fair value of financial liabilities.

Comprehensive income for the three months ended June 30, 2018 was approximately $1.6 million, compared with a comprehensive loss of approximately $2.3 million in the same period in 2017, an increase in income (or decrease in loss) of approximately $3.9 million, or 169.2%.

Basic income per share for the three months ended June 30, 2018 was $45.25 and diluted loss per share for the three months ended June 30, 2018 was $13.97 compared with a basic and diluted loss per share of $65.39 and $77.87, respectively, for the three months ended June 30, 2017.  Since the closing of the IPO was on July 2, 2018, the basic and diluted loss per share for three months ended on June 30, 2018 are based on amount of shares pre-IPO split at a ratio of 1:130 of the Company’s ordinary shares.

As of June 30, 2018, prior to the completion of the IPO, the Company had cash and cash equivalents of approximately $6.5 million. Subsequent to the end of the quarter, on July 2, 2018, the Company completed an IPO in which the company offered 1,400,000 ordinary shares and 1,400,000 warrants  to purchase up to 700,000 ordinary shares for total net proceeds of $9.3 million (net of underwriting commissions and other offering expenses in the amount of $1.9 million).  On July 26, 2018, the Company's underwriters exercised their overallotment option to purchase 210,000 warrants to purchase 105,000 Ordinary Shares of the Company for a total consideration of $2,100.

About Entera Bio Ltd.
Entera Bio is a clinical-stage biopharmaceutical company focused on the development and commercialization of orally delivered large molecule therapeutics for use in orphan indications and other areas with significant unmet medical needs. The Company is initially applying its technology to develop an oral formulation of parathyroid hormone (PTH) for hypoparathyroidism (EB612) and osteoporosis (EB613).

Forward Looking Statements
This press release contains "forward-looking statements." Words such as "may," "should," "could," "would," "predicts," "potential," "continue," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," and similar expressions, as well as statements in future tense, often signify forward-looking statements. Forward-looking statements should not be read as a guarantee of future performance or results and may not be accurate indications of when such performance or results will be achieved. Forward-looking statements are based on information that the Company has when those statements are made or management's good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. For a discussion of these and other risks that could cause such differences and that may affect the realization of forward-looking statements, please refer to the "Special Note Regarding Forward-Looking Statements" and "Risk Factors" in the Company's Registration Statement on Form F-1 and other filings with the Securities and Exchange Commission (SEC). Investors and security holders are urged to read these documents free of charge on the SEC's web site at http://www.sec.gov. The Company assumes no obligation to publicly update or revise its forward-looking statements as a result of new information, future events or otherwise.

Contact:
Bob Yedid
LifeSci Advisors, LLC
646-597-6989
bob@lifesciadvisors.com

ENTERA BIO LTD.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(UNAUDITED)
	June 30	December 31
	2018	2017
	U.S. dollars in thousands
A s s e t s
CURRENT ASSETS:
Cash and cash equivalents	6,471	11,746
Other current assets	1,017	671
TOTAL CURRENT ASSETS	7,488	12,417
NON-CURRENT ASSETS:
Property and equipment	248	207
Intangible assets	654	654
TOTAL NON-CURRENT ASSETS	902	861
TOTAL ASSETS	8,390	13,278
Liabilities net of capital deficiency
CURRENT LIABILITIES:
Accounts payable:
Trade	262	596
Other	1,766	1,424
TOTAL CURRENT LIABILITIES	2,028	2,020
NON-CURRENT LIABILITIES:
Convertible loan	3,925	3,893
Preferred shares	30,905	33,455
Warrants to purchase preferred shares and shares	5,020	5,398
Severance pay obligations, net	66	70
TOTAL NON-CURRENT LIABILITIES	39,916	42,816
TOTAL LIABILITIES	41,944	44,836
COMMITMENTS AND CONTINGENCIES
CAPITAL DEFICIENCY:
Ordinary Shares, NIS 0.01 par value:
Authorized - as of June 30, 2018 and December 31, 2017,
1,000,000 shares; issued and outstanding
as of June 30, 2018, and December 31, 2017-34,544 shares	*	*
Accumulated other comprehensive income	41	41
Other reserves	7,896	7,361
Additional paid in capital	2,915	2,853
Accumulated deficit	(44,406)	(41,813)
TOTAL CAPITAL DEFICIENCY	(33,554)	(31,558)
TOTAL LIABILITIES NET OF CAPITAL DEFICIENCY	8,390	13,278

* Represents an amount less than one thousand.

ENTERA BIO LTD.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE LOSS (INCOME)
(UNAUDITED)

	Six months ended		Three months ended
	June 30		June 30
	2018	2017	2018	2017
	U.S. dollars in thousands
RESEARCH AND DEVELOPMENT EXPENSES	4,658	1,280	1,765	601
GENERAL AND ADMINISTRATIVE EXPENSES (INCOME)	854	2,894	(409)	2,392
OPERATING LOSS	5,512	4,174	1,356	2,993
FINANCIAL EXPENSES (INCOME):
Income from change in fair value of financial liabilities at fair value	(2,896)	(479)	(2,876)	(742)
Other financial expenses (income), net	(23)	71	(43)	8
FINANCIAL INCOME, net	(2,919)	(408)	(2,919)	(734)
NET COMPREHENSIVE LOSS (INCOME) FOR THE PERIOD	2,593	3,766	(1,563)	2,259

	U.S. dollars		U.S. dollars
LOSS (INCOME) PER ORDINARY SHARE -
Basic	75.06	109.02	(45.25)	65.39
Diluted	91.14	123.86	13.97	77.87
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING -
Basic	34,544	34,544	34,544	34,544
Diluted	36,427	47,320	74,161	44,766

ENTERA BIO LTD.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN CAPITAL DEFICIENCY
(UNAUDITED)

	Number of Ordinary Shares	Ordinary Shares-Amount	Accumulated other comprehensive income	Other reserve	Additional paid in capital	Accumulated deficit	Total
		U.S dollars in thousands
BALANCE AT JANUARY 1, 2017	34,544	*	41	2,844	2,485	(30,616)	(25,246)
CHANGES FOR SIX MONTHS ENDED JUNE 30, 2017:
Net loss for the period	-	-	-	-	-	(3,766)	(3,766)
Share-based compensation	-	-	-	2,247	-	-	2,247
BALANCE AT JUNE 30, 2017	34,544	*	41	5,091	2,485	(34,382)	(26,765)

BALANCE AT JANUARY 1, 2018	34,544	*	41	7,361	2,853	(41,813)	(31,558)
CHANGES FOR SIX MONTHS ENDED JUNE 30, 2018:
Net loss for the period						(2,593)	(2,593)
Share-based compensation	-	-	-	597	-	-	597
Reclassification of capital contribution from controlling shareholder	-	-	-	(51)	51	-	-
Reclassification due to share-based compensation forfeited	-	-	-	(11)	11	-	-
BALANCE AT JUNE 30, 2018	34,544	*	41	7,896	2,915	(44,406)	(33,554)

ENTERA BIO LTD.
CONDENSED CONSOLIDATED INTERIM CASH FLOW STATEMENTS
(UNAUDITED)

	Six months ended June 30
	2018	2017
	(Unaudited)
	U.S dollars in thousands
CASH FLOWS USED IN OPERATING ACTIVITIES:
Net loss for the period	(2,593)	(3,766)
Adjustments required to reflect net cash used in operating activities (see appendix A)	(2,614)	1,916
Net cash used in operating activities	(5,207)	(1,850)

CASH FLOWS PROVIDED BY (USED IN) INVESTING ACTIVITIES:
Decrease in restricted deposits	-	1,054
Purchase of property and equipment	(68)	(47)
Net cash provided by (used in) investing activities	(68)	1,007

CASH FLOWS USED IN FINANCING ACTIVITIES:
Payment for maturity of Convertible loans	-	(980)
Net cash used in financing activities	-	(980)

NET DECREASE IN CASH AND CASH EQUIVALENTS	(5,275)	(1,823)
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	11,746	4,163
CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	6,471	2,340

ENTERA BIO LTD.
CONDENSED CONSOLIDATED INTERIM CASH FLOW STATEMENTS
(UNAUDITED)

	Six months ended June 30
	2018	2017
	(Unaudited)
	U.S dollars in thousands
APPENDIX A:
Adjustments required to reflect net cash used in operating activities:
Depreciation	27	19
Gain from change in fair value of financial liabilities at fair value	(2,896)	(479)
Financial expenses	32	47
Net changes in severance pay	(4)	5
Share-based compensation	597	2,247
	(2,244)	1,839
Changes in working capital:
Increase in other current assets	(346)	(219)
Increase (decrease) in accounts payable and accruals:
Trade	(334)	202

Other	342	168
	(338)	151
Cash used for operating activities -
Interest paid	(32)	(74)
	(2,614)	1,916